UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Thomas, Patrick L.
   Sundstrand Corporation
   4949 Harrison Avenue
   P.O. Box 7003
   Rockford, IL  61125-7003
   U.S.A.
2. Issuer Name and Ticker or Trading Symbol
   Sundstrand Corporation
   SNS
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   01/31/99
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Executive Vice President and Chief Operating Officer, Industrial
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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Common Stock               |1/1/99|F(1)| |259               |D  |$50.5625   |21,806.9375        |D     |---                        |
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                           |      |    | |                  |   |           |7,838              |I     |Owned by Spouse            |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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Restricted Stock Unit |        |     |    |V|           |   |(2)  |     |Common Stock|       |       |21,400      |D  |---         |
(2)                   |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Employee Nonqualified |        |     |    |V|           |   |(3)  |(3)  |Common Stock|       |       |106,750     |D  |---         |
Stock Option (Right to|        |     |    | |           |   |     |     |            |       |       |            |   |            |
 Buy)w/Tandem Withhold|        |     |    | |           |   |     |     |            |       |       |            |   |            |
ing Right             |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
(1)Shares withheld to pay taxes on vesting of restricted stock pursuant to exercise of tax withholding right under the Sundstrand Corporation Stock Incentive Plan in transaction exempt under Rule 16b-3.
(2)A restricted stock unit entitles the holder to receive one share of the Company's Common Stock when the restrictions lapse and the unit has become payable. Restrictions lapse on 20% of the restricted stock units on each of the fifth through ninth anniversary dates of the original date of grant. The most recent grant date was December 8, 1998, with 7,000 restricted stock units granted on that date.
(3)Previous grants to the Reporting Person of options to buy Common Stock under the Company's Stock Incentive
Plan in transaction exempt under Rule 16b-3(d). The tax withholding right permits a participant to elect, subject to the approval of the Compensation Committee, to satisfy the tax withholding requirement, in whole or in part, by having the Company withhold shares equal to the tax. Of the 106,750 options held by the Reporting Person, 2,250 first became exercisable on each of December 1, 1995, December 1, 1996, and December 1, 1997, all with an exercise price of $19.3125 and an expiration date of December 1, 2002; 2,500 options first became exercisable on each of November 15, 1996, November 15, 1997, and November 15, 1998, and 2,500 options will become exercisable on November 15, 1999, all with an exercise price of $22.375 and an expiration date of November 15,
2004; 6,250 options first became exercisable on November 19, 1998, and 6,250 will become exercisable on each of November 19, 1999, November 19, 2000, and November 19, 2001, all with an exercise price of $38.9375 and an expiration date of November 19, 2006; 7,500 options will become exercisable on each of November 18, 1999,
November 18, 2000, November 18, 2001, and November 18, 2002, all with an exercise price of $51.3125 and an expiration date of November 18, 2007; and 8,750 options will become exercisable on each of December 8, 2000, December 8, 2001, December 8, 2002, and December 8, 2003, all with an exercise price of $50.5938 and an expiration date of December 8, 2008. All of the nonexercisable stock options, in the event of a "Change of Control" as defined in the Plan under which they were granted, may become immediately exercisable unless specifically prohibited by the terms of applicable law.